

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Avi Goldin
Chief Financial Officer
Genie Energy Ltd.
520 Broad Street,
Newark, New Jersey

      Re: Genie Energy Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 8-K furnished on November 27, 2023
           File No. 001-35327

Dear Avi Goldin:

      We have reviewed your filings and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 8-K furnished on November 27, 2023
Exhibit 99.1, page 1

1.   In the footnote to Pro-Forma Financials in the Appendix, you state that Pro-forma excludes the Texas Winter Storm Uri in 2021 and International. Tell us and disclose if these pro forma metrics were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for presentation and revise the description of the measures accordingly. Refer to Question 100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations as updated December 13, 2022.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joanna Lam at 202-551-3476 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation